                                UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                         (AMENDMENT NO. _________)*

                         Casa Ole Restaurants, Inc.
                  -----------------------------------------
                              (Name of Issuer)

                                Common Stock
            -----------------------------------------------------
                       (Title of Class of Securities)

                                  14712P104
                         --------------------------
                               (CUSIP Number)

                              Monte J. Mitchell
                         Locke Purnell Rain Harrell
                              2200 Ross Avenue
                                 Suite 2200
                             Dallas, Texas 75201
                               (214) 740-8443
                        -----------------------------
          (Name, Address and Telephone Number of Person Authorized
                   to Receive Notices and Communications)

                              February 25, 1998
                    ------------------------------------
           (Date of Event which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

         Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                   Exhibit Index is located at page 5 herein.

                         (Continued on following pages)

  CUSIP NO.  14712P104
  --------------------

         1          Names of Reporting Persons
                    S.S. or I.R.S. Identification Nos. of Above Persons (entities only)

                                                               Louis P. Neeb
                                                        --------------------------
---------------------------------------------------------------------------------------------------------------------
         2          Check the Appropriate Box if a Member of a Group
                    (See Instructions)
                                                                                                              (a) [ ]
                                                                                                              (b) [X]
---------------------------------------------------------------------------------------------------------------------
         3          SEC Use Only
---------------------------------------------------------------------------------------------------------------------
         4          Source of Funds (See Instructions)
                                                               PF
---------------------------------------------------------------------------------------------------------------------
         5          Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                                                                 [  ]
---------------------------------------------------------------------------------------------------------------------
         6          Citizenship or Place of Organization
                                                      United States of America
---------------------------------------------------------------------------------------------------------------------
                           7     Sole Voting Power
                                     404,487  (See Items 4 and 5)
      NUMBER OF            ------------------------------------------------------------------------------------------
       SHARES              8     Shared Voting Power
    BENEFICIALLY
    OWNED BY EACH                     2,000    (See Items 4 and 5)
      REPORTING            ------------------------------------------------------------------------------------------
     PERSON WITH           9     Sole Dispositive Power
                                      404,487  (See Items 4 and 5)
                           ------------------------------------------------------------------------------------------
                           10    Shared Dispositive Power
                                      2,000
---------------------------------------------------------------------------------------------------------------------
        11          Aggregate Amount Beneficially Owned by Each Reporting Person
                                      406,487  (See Items 4 and 5)
---------------------------------------------------------------------------------------------------------------------
        12          Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                    (See Instructions)
                                                                                                                [   ]
---------------------------------------------------------------------------------------------------------------------
        13          Percent of Class Represented by Amount in Row (11
                                       11.30% (See Items 4 and 5)
---------------------------------------------------------------------------------------------------------------------
        14          Type of Reporting Person (See Instructions)
                                                     IN
---------------------------------------------------------------------------------------------------------------------

                                                              Page 2 of 32 Pages

  CUSIP NO. 14712P104
  -------------------


ITEM 1. (SECURITY AND ISSUER)

         The class of securities to which this Statement relates is the Common Stock, par value $0.01 per share, of Casa Ole Restaurants, Inc., a Texas corporation (the "Company"). The address of the principal executive offices of the Company is 1135 Edgebrook, Houston, Texas 77034-1899.

ITEM 2. (IDENTITY AND BACKGROUND)

         This Statement is being filed by Louis P. Neeb (the "Reporting Person"). The Reporting Person's present principal occupation is Chairman of the Board and Chief Executive Officer of Casa Ole Restaurants, Inc., an operator and franchisor of Mexican-theme family dining restaurants, which has its principal business address at 1135 Edgebrook, Houston, Texas 77034-1899. The Reporting Person's present principal business address is 1135 Edgebrook, Houston, Texas 77034-1899.

         During the last five (5) years or otherwise, the Reporting Person has not been (i) convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to any civil proceeding of a judicial or administrative body of competent jurisdiction which caused such Reporting Person to become subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         The Reporting Person is a citizen of the United States of America.

ITEM 3. (SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION)

         The Reporting Person has the right, commencing on April 25, 1998, to purchase 179,885 shares of Common Stock, par value $0.01 per share, of the Company pursuant to the terms of that certain Warrant to Purchase Common Stock, dated as of February 26, 1996, issued by the Company to the Reporting Person (the "Company Warrant"). The Reporting Person has tendered to the Company the sum of $17,988.50, the source of which was the personal funds of the Reporting Person, as consideration for the Company Warrant, which consideration was accepted by the Company on February 26, 1996.

         The Reporting Person has the right, commencing on April 25, 1998, to purchase 196,602 shares of Common Stock, par value $0.01 per share of the Company pursuant to the terms of that certain Warrant to Purchase Common Stock, dated as of February 26, 1996, issued by Larry N. Forehand, an individual residing in the State of Texas and a principal shareholder of the Company ("Forehand"), to the Reporting Person (the "Forehand Warrant"). The Reporting Person has tendered to Forehand the sum of $19,660.20, the source of which was the personal funds of the Reporting Person, as consideration for the Forehand Warrant, which consideration was accepted by Forehand on February 26, 1996.

         The Company Warrant and the Forehand Warrant are hereinafter collectively referred to as the "Warrants."

                                                              Page 3 of 32 Pages

        CUSIP NO. 14712P104



         Each of the Warrants provides for an exercise price equal to the price at which shares of Common Stock of the Company were offered to the public in the Company's Initial Public Offering ($11.00) less the amount paid by the Reporting Person for the relevant Warrant ($0.10 per share). The exercise price may be paid in cash or in shares of the Company's Common Stock, valued at the fair market value per share on the date of exercise.

         The source of the funds to be used in acquiring the Common Stock of the Company pursuant to the Warrants will be the personal funds of the Reporting Person.

ITEM 4. (PURPOSE OF TRANSACTION)

         On March 1, 1996, the Company filed with the Securities And Exchange Commission a Registration Statement on Form S-1 under the Securities Act of 1933, in connection with its initial public offering of the Common Stock of the Company (the "Initial Public Offering"). The effective date of the Initial Public Offering was April 25, 1996. Prior to and in contemplation of the Initial Public Offering, the Company entered into a certain Master Contribution Agreement dated as of February 26, 1996 (the "Contribution Agreement") with various parties which provided for, among other things, the organization and capitalization of the Company.

         In furtherance of the transactions contemplated by the Contribution Agreement and by the Initial Public Offering: (i) the Company issued the Company Warrant in favor of the Reporting Person and (ii) Forehand issued the Forehand Warrant in favor of the Reporting Person. Subsequent to the consummation of the transactions contemplated by the Contribution Agreement and at the time of the Initial Public Offering, the Reporting Person became a principal shareholder of the Company.

         The rights of the Reporting Person pursuant to the Warrants to purchase additional Common Stock of the Company will become exercisable on April 25, 1998, the second annual anniversary of the effective date of the Initial Public Offering.

         The acquisition of the Common Stock of the Company by the Reporting Person pursuant to the Warrants will be effected for investment purposes.

         At the time of this Statement, the Reporting Person has plans to purchase up to 17,000 additional shares of Common Stock of the Company on or before March 13, 1998.

         At the time of this Statement, the Reporting Person does not have any plans or proposals that relate to or would result in (i) any acquisition of additional securities of the Company other than as stated in the preceding paragraph or the disposition of securities of the Company; (ii) an extraordinary corporate transaction such as a merger, reorganization or liquidation relating to the Company or any subsidiary; (iii) a sale or transfer of a material amount of assets of the Company or any subsidiary; (iv) any change in the board of directors or management of the Company; (v) any material change in the present capitalization or dividend policy of the Company or any other material change in the Company's business or corporate structure; (vi) any change in the Company's Articles of Incorporation or Bylaws or instruments corresponding thereto or other actions that may impede the acquisition of control of the

                                                              Page 4 of 32 Pages

  CUSIP NO. 14712P104
  -------------------


Company by any person; (vii) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (viii) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (ix) any action similar to any of the foregoing.

ITEM 5. (INTEREST IN SECURITIES OF THE ISSUER)

         As of the date hereof, the Reporting Person has record ownership, sole voting power and sole dispositive power with respect to 28,000 shares of Common Stock of the Company and record ownership, shared voting power and shared dispositive power (as shared with his spouse) with respect to 2,000 shares of Common Stock of the Company. The above referenced 30,000 shares of Common Stock constitute .80% of the 3,597,705 outstanding shares of the Company's Common Stock.

         On April 25, 1998, the Reporting Person has the right to acquire, pursuant to the Warrants, 376,487 additional shares of Common Stock of the Company. As a result of the rights created by the Warrants, the Reporting Person has beneficial ownership, shared voting power and shared dispositive power (shared only as to 2,000 shares of the Company's Common Stock as shared with his spouse) with respect to 406,487 shares of Common Stock, constituting 11.30% of the 3,597,705 outstanding shares of the Company's Common Stock.

         During the past sixty days, the Reporting Person has effected no transactions in the Common Stock of the Company.

ITEM 6. (CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER)

         Reference is made to the disclosure contained in Items 3 and 4 hereof. Except as described therein, the Reporting Person has no contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Company.

ITEM 7.  (MATERIAL TO BE FILED AS EXHIBITS)

         Exhibit 1:       Warrant to Purchase Common Stock Of Casa Ole Restaurants, Inc., dated February 26, 1996, issued by the Company in favor of the Reporting Person.

         Exhibit 2:       Warrant to Purchase Common Stock of Casa Ole Restaurants, Inc., dated February 26, 1996, issued by Larry N. Forehand in favor of the Reporting Person.

                                                              Page 5 of 32 Pages

  CUSIP NO. 14712P104
  -------------------

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date:    March 5, 1998

                                      /s/ Louis P. Neeb
                                      --------------------------
                                      Louis P. Neeb


                                                              Page 6 of 32 Pages

  CUSIP NO. 14712P104
  -------------------

                                   EXHIBIT 1





                              WARRANT TO PURCHASE

                                COMMON STOCK OF

                           CASA OLE RESTAURANTS, INC.



                               __________________



                           Dated:  February 26, 1996


             _____________________________________________________

NEITHER THE SECURITIES REPRESENTED BY THIS WARRANT NOR THE SECURITIES ISSUABLE UPON EXERCISE HEREOF HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR THE SECURITIES LAWS OF ANY STATE; THEREFORE, THIS WARRANT AND THE SECURITIES ISSUABLE UPON EXERCISE HEREOF, IF ANY, MAY NOT BE SOLD OR TRANSFERRED EXCEPT UPON SUCH REGISTRATION OR UPON DELIVERY TO THE CORPORATION OF AN OPINION OF COUNSEL OR OTHER EVIDENCE SATISFACTORY TO THE CORPORATION THAT REGISTRATION IS NOT REQUIRED FOR SUCH SALE OR TRANSFER.


                                                              Page 7 of 32 Pages

  CUSIP NO. 14712P104
  -------------------

Void after 5:00 P.M., Houston, Texas Time, on the tenth (10th) anniversary of the Initial Public Offering, as defined herein.


                                                   Warrant to Purchase
                                                   179,885 Shares of
                                                   Common Stock, Subject to
                                                   Adjustment as herein provided


                        WARRANT TO PURCHASE COMMON STOCK

                           CASA OLE RESTAURANTS, INC.

                  Dated as of the 26th day of February, 1996.


         WHEREAS, LOUIS P. NEEB ("Neeb") desires to acquire for investment purposes this Warrant to Purchase Common Stock providing for the acquisition of 179,885 shares of Common Stock, subject to adjustment as provided herein;

         WHEREAS, Neeb has tendered the sum of $17,988.50 as the purchase price for this Warrant to Purchase Common Stock, and Casa Ole Restaurants, Inc. has accepted the purchase price and does hereby tender this Warrant to Purchase Common Stock to Neeb;

         NOW, THEREFORE, for and in consideration of past service and of the mutual covenants, representations, warranties and agreements contained herein, this is to certify that:

         1. Neeb or his permitted and registered assigns ("Holder"), is entitled to purchase from time to time, subject to the provisions and conditions herein, from CASA OLE RESTAURANTS, INC., a Texas corporation (the "Company"), not later than the termination of the Exercise Period of this Warrant to Purchase Common Stock (this "Warrant") as set forth in Paragraph 4 below, an aggregate of one hundred seventy-nine thousand eight hundred eighty-five (179,885) shares of common stock, $.01 par value per share, of the Company (the "Common Stock") at the Exercise Price per share set forth in Paragraph 2(c) herein, and upon such purchase to receive a certificate or certificates representing such shares of Common Stock. The number of shares of Common Stock to be received upon the exercise of this Warrant may be adjusted from time to time as hereinafter set forth.

         2. Defined Terms. As used in this Warrant, the following capitalized terms shall have the meanings respectively assigned to them below, which meanings shall be applicable equally to the singular and plural forms of the terms so defined.

                                                              Page 8 of 32 Pages

  CUSIP NO. 14712P104
  -------------------

                 (a) "Business Day" shall mean any day except a Saturday, Sunday or other day on which commercial banks in the State of Texas are authorized or required by law to close.

                 (b) "Exercise Period" means the period commencing on the second anniversary of the Initial Public Offering and terminating at 5:00 p.m., Houston, Texas time, on the tenth (10th) anniversary of the Initial Public Offering or, in the event that the tenth anniversary of the Initial Public Offering is not a Business Day, the Business Day next following.

                 (c) "Exercise Price" shall mean the price at which shares of Common Stock of this Company are offered to the public in the Company's Initial Public Offering less the amount paid for the warrant ($.10 per share).

                 (d) "Fair Market Value per Share" as of any date shall mean, for shares of Common Stock, the closing price of such Common Stock on such date (or if there are no sales on such date, on the next preceding Business Day on which there were sales), as reported on the New York Stock Exchange Composite Tape, or if such Common Stock is not listed or admitted to trading on the New York Stock Exchange, as reported on the principal consolidated transaction reporting system for the principal national securities exchange on which the Common Stock is listed or admitted to trading, or if such Common Stock is not listed or admitted to trading on any national securities exchange, the closing price of such Common Stock as reported on the National Market System of the National Association of Securities Dealers, Inc. Automated Quotation System ("NASDAQ"), or if such Common Stock is not listed or admitted to trading on the NASDAQ National Market System, the last quoted sales price or, if not so quoted, the average of the high bid and low asked prices in the over-the-counter market, as reported by the NASDAQ System or such other system then in use, or if such Common Stock is not reported on any such system and is not listed or admitted to trading on any national securities exchange, the average of the closing bid and asked prices as furnished by a professional market maker making a market in such Common Stock selected by the Board of Directors of the Company.

                 (e) "Holder" shall mean the Person(s) then registered as the owner of the Warrant or Warrant Securities, as the case may be, on the books and records of the Company.

                 (f) "Initial Public Offering" shall mean the Company's initial public offering of one million seven hundred thousand (1,700,000) shares of its Common Stock pursuant to its Form S-1 Registration Statement (Registration Number 333-1678) filed with the Securities and Exchange Commission (the "Commission"), which Initial Public Offering shall be deemed to commence on the date that the Company's Form S-1 Registration Statement is declared effective by the Commission.

                 (g) "Person" shall mean any natural person, corporation, limited partnership, limited liability company, general partnership, joint venture, association, company, or other organization, whether or not a legal entity, and any government agency or political subdivision thereof.

                                                              Page 9 of 32 Pages

  CUSIP NO. 14712P104
  -------------------

                 (h) "Warrant Securities" shall mean the shares of Common Stock (or other securities) of the Company purchasable or purchased from time to time under this Warrant or acquired upon any transfer of any such shares, together with all additional securities received in payment of dividends or distributions on or splits of those securities or received as a result of the adjustments provided for in Paragraph 6 hereof.

         3. Exercise of Warrant. Subject to and in accordance with the provisions and conditions hereof, this Warrant may be exercised from time to time in whole or in part during the term of this Warrant as set forth in Paragraph 5 hereof.

         4. Term of Warrant. The term of this Warrant shall commence on the date hereof and shall expire on the exercise in full of this Warrant by Holder or at 5:00 p.m. Houston, Texas time on the termination of the Exercise Period.

         5. Manner of Exercise. Not earlier than the second anniversary of the commencement of the Initial Public Offering, Holder may exercise this Warrant in whole or in part in accordance with the terms hereof by mailing or personally delivering to the Company (i) this Warrant, (ii) a Notice of Exercise in the form of Exhibit I hereto duly executed by Holder and (iii) payment of the Exercise Price per share, such payment to be in the form of cash, a certified or official bank check made payable to the Company, a wire transfer of funds to an account designated by the Company, or in shares of the Common Stock valued at the Fair Market Value per Share on the date of exercise, irrevocable instructions to the Company to exercise this Warrant and apply the difference between the Fair Market Value per share on the date of exercise and the Exercise Price with respect to certain of such shares of Common Stock as payment for Warrant Securities, or any combination of the foregoing, together with all federal and state excise taxes applicable upon such exercise. Upon receipt by the Company of this Warrant, the Notice of Exercise and such payment, this Warrant shall be deemed to have been exercised with respect to the number of shares of Common Stock subject to such exercise and specified in the Notice of Exercise, and Holder shall thereupon become the holder of record of the shares of Common Stock issuable upon such exercise, notwithstanding the fact that the stock transfer books of the Company may then be closed or that certificates representing such shares of Common Stock shall not then be actually delivered to Holder. As soon as practicable after any exercise, in whole or in part, of the Warrant, and in any event within ten (10) Business Days thereafter, the Company will deliver to Holder a stock certificate or certificates representing the shares of Common Stock so purchased, with such certificate or certificates to be in such name(s) and such denominations as Holder may specify in the Notice of Exercise. If this Warrant is exercised for less than all of the shares of Common Stock subject hereto, the Company shall, upon such exercise and surrender of this Warrant for cancellation, promptly execute and deliver to Holder a new Warrant of like tenor evidencing the right of Holder to purchase the balance of shares of Common Stock purchasable hereunder. Any and all expenses of the Company incurred by the Company upon exercise of this Warrant and the issuance of Common Stock pursuant to this Warrant shall be borne by the Company.

         6. Adjustment Provisions. (a) If the Company shall, during the term hereof, (i) declare a dividend and make a distribution on the Common Stock payable in shares of Common Stock, (ii) subdivide or combine its outstanding shares of Common Stock, (iii) change the number of shares of

                                                             Page 10 of 32 Pages

  CUSIP NO. 14712P104
  -------------------

Common Stock issuable upon exercise of this Warrant by reclassification, exchange or substitution, or (iv) reorganize the capital structure of the Company by merger, reorganization, consolidation or sale of assets, then this Warrant shall, after the happening of any such event, evidence the right to purchase the number of shares of Common Stock or other securities that would have been received as a result of that change with respect to the shares of Common Stock as if such shares had been purchased under this Warrant immediately before occurrence of such event. Such adjustment shall be made successively whenever any event listed above shall occur. Any adjustment under this subparagraph (a) shall become effective at the close of business on the date any such event occurs.

                 (b) Notice of Adjustment. The Company shall give notice of each adjustment or readjustment of the number of shares of Common Stock or other securities issuable upon exercise of this Warrant to Holder or of the Exercise Price per share at the address set forth in Paragraph 20 hereof.

         7. Other Actions. The Company will not avoid or seek to avoid the observance or performance of any of the terms of this Warrant, whether by amendment of its Articles of Incorporation or bylaws or through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action or otherwise, but will at all times in good faith assist in the carrying out of all such terms and in the taking of all such action as may be necessary or appropriate in order to protect the rights of Holder; provided, however, that nothing herein shall restrict the Company's ability, among other things, to grant employee stock options and warrants and to issue stock upon the exercise thereof or to enter into any other bona fide business transaction (including issuance of stock at or below prevailing market prices). Without limiting the generality of the foregoing, the Company (a) will not increase the par value of any shares of Common Stock receivable upon the exercise of this Warrant above the amount payable therefor upon such exercise; (b) will take all such action as may be necessary or appropriate in order that the Company may validly and legally issue fully paid and nonassessable shares of Common Stock upon the exercise of all warrants, including this Warrant, from time to time outstanding; and (c) will not transfer all or substantially all of its properties and assets to any other Person (corporate or otherwise), or consolidate with or merge into any other Person or permit any such person to consolidate with or merge into the Company, unless such other Person shall expressly assume in writing and will be bound by all of the terms of this Warrant.

         8. Fractional Shares. No fractional shares or scrip representing fractional shares of Common Stock shall be issued in connection with the exercise of this Warrant, but the Company shall pay, in lieu of any fractional share, a cash payment on the basis of the Fair Value Per Share of the Common Stock to be acquired pursuant to such exercise for such fractional share.

         9.      Registration Rights.

                 (a) If at any time during the term of the Exercise Period of this Warrant the Company shall propose to file a registration statement pursuant to the Securities Act of 1933, as amended (the "Act"), for the purpose of registering shares of the Company's Common Stock to be sold for cash in an underwritten public offering, not less than thirty (30) days prior to the proposed filing date of such registration statement the Company shall give notice in writing to Holder of its intent to file the proposed registration statement and the number of shares of Common Stock it intends

                                                             Page 11 of 32 Pages

  CUSIP NO. 14712P104
  -------------------

         to register. Holder shall have the right to request in writing within twenty (20) days of the receipt thereby of such notice that the Company include in such registration any of the Warrant Securities that Holder may have acquired pursuant to exercise of this Warrant.
         If the total amount of securities, including Warrant Securities, requested to be included in an offering by the holders of any class of outstanding securities of the Company exceeds the amount of securities that the managing underwriter reasonably and in writing determines to be compatible with the success of the offering, then the Company shall be required to include in the offering only that number of such securities, including Warrant Securities, which the managing underwriter reasonably determines will not jeopardize the success of the offering (the securities so included to be apportioned pro rata among the selling shareholders according to the total amount of securities entitled to be included therein owned by each selling shareholder or in such other proportions as shall mutually be agreed to by such selling shareholders). Holder agrees that in the event that Holder's Warrant Securities are to be included in the registration statement, Holder will cooperate with the Company in the preparation and filing of any such registration statement. All expenses, disbursements and fees, except fees of any counsel hired by Holder, incurred in connection with the registration by the Company of any shares of Warrant Securities for any such Person under this Paragraph 9(a) shall be borne by the Company.

                 (b) In the event of the preparation and filing of a registration statement as provided in this Paragraph 9, the Company's obligations to use its best efforts to effect the registration of shares for Holder shall include such qualification under applicable blue sky or other state securities laws as may be requested by Holder.

                 (c) In connection with any registration under the Act pursuant to this Agreement: (i) the Company will furnish Holder with a copy of the registration statement and all amendments thereto and will supply Holder with copies of any prospectus included therein (and, if necessary, with copies of a prospectus meeting the requirements of
         Section 10(a)(3) of the Act; provided, however, that no such prospectus need be supplied more than nine (9) months after the effective date of such registration statement) in such quantities as may be necessary for the purposes of such proposed sale or distribution; and (ii) each Holder will be required to enter into an underwriting agreement, in usual and customary form, with the underwriters of such offering.

                 (d) Nothing in this Paragraph 9 shall be deemed to (i) require the Company to proceed with any registration of its securities after giving the notice herein provided; or (ii) provide Holder with any right to participate in the selection of the managing underwriter(s) for such offering.

         10. Restrictions on Transfer. Holder represents and warrants that this Warrant is being purchased for Holder's investment account without a view towards the resale or distribution thereof in violation of applicable securities laws. It is understood that in case of subsequent sale of such Warrant under certain circumstances, such sale might be deemed to constitute a public distribution within the meaning of, and require registration under, the provisions of the Act.

                                                             Page 12 of 32 Pages

  CUSIP NO. 14712P104
  -------------------

                 (a) Holder agrees that prior to making any disposition of this Warrant, Holder will give written notice to the Company describing briefly the manner of any such proposed disposition and will not make any such disposition until the Company has notified Holder in writing that each of the Company and Larry N. Forehand has consented to the disposition, and (i) Holder has furnished the Company with an opinion of counsel satisfactory to the Company addressed to Holder and the Company to the effect that the proposed transfer, sale or assignment is exempt from registration under the Act and state securities laws, or (ii) a registration statement covering the Warrant Securities issuable under this Warrant has been filed by the Company and declared effective by the Commission.

                 (b) Holder acknowledges and agrees that unless the Warrant Securities are registered under the Act, such Warrant Securities shall be "restricted securities" for purposes of Rule 144 under the Act. Holder shall, prior to any transfer or disposition or attempted transfer or disposition of such Warrant Securities give written notice to the Company of Holder's intention to effect such transfer or disposition and shall deliver to the Company an opinion of legal counsel (reasonably suitable to the Company) that the proposed transfer or disposition of the Warrant Securities may be effected without registration thereof under the Act and without taking any similar action under any other applicable securities laws, in which case Holder shall be entitled to transfer or dispose of the Warrant Securities in accordance with the terms of the notice delivered by such Holder to the Company. Until such Warrant Securities are registered under the Act pursuant to Paragraph 9 hereof, each certificate evidencing the Warrant Securities so transferred or disposed of (and each certificate evidencing any untransferred Warrant Securities) shall bear the following restrictive legend unless in the opinion of Company counsel such legend is not required:

                 "The shares represented by this certificate have not been registered under the Securities Act of 1933 (the "Act") or any state securities laws. These shares may not be offered for sale, sold or otherwise transferred except pursuant to an effective registration statement under the Act or pursuant to an exemption from such registration."

                 (c) Until this Warrant is transferred on the books of the Company, the Company may treat the registered holder thereof as the absolute owner thereof for all purposes, notwithstanding any notice to the contrary.

                 (d) In connection with any registration of shares of stock, pursuant to this Paragraph 10, Holder shall furnish the Company with such information concerning it and the proposed sale or distribution as shall, in the opinion of counsel for the Company, be required for use in the preparation of a registration statement.

         11.     Indemnification.

                 (a) If Holder shall acquire Warrant Securities (in such event, being hereinafter referred to as the "Distributing Holder"), the Company will indemnify and hold harmless the Distributing

                                                             Page 13 of 32 Pages

  CUSIP NO. 14712P104
  -------------------

         Holder and each Person, if any, who controls the Distributing Holder within the meaning of the Act against any losses, claims, damages, liabilities or actions, joint or several (including all costs of defense and investigation and all attorneys' fees), to which the Distributing Holder or such controlling Person may become subject, under the Act or otherwise, insofar as such losses, claims, damages, liabilities or actions (i) arise out of or are based upon any untrue statement or alleged untrue statement of any material fact contained, on the effective date thereof, in any registration statement referred to in Paragraph 9 hereof and under which such shares of stock were registered under the Act, and in any preliminary prospectus or final prospectus contained therein, or in any amendment or supplement thereto, or (ii) arise out of or are based upon the omission or alleged omission to state in any such document a material fact required to be stated therein or necessary to make the statements in any such document not misleading; and will reimburse the Distributing Holder and each such controlling Person for any legal or other expenses reasonably incurred by the Distributing Holder or such controlling Person in connection with investigating or defending any such loss, claim, damage, liability or action; provided, however, that the Company will not be liable in any such case to the extent that any such loss, claim, damage, liability or action arises out of or is based upon an untrue statement or omission made in said registration statement, preliminary prospectus, final prospectus or amendment or supplement to any of the foregoing in reliance upon and in conformity with written information furnished by the Distributing Holder and/or controlling Person for use in the preparation thereof.

                 (b) The Distributing Holder will indemnify and hold harmless the Company, each of its directors, each of its officers who signed said registration statement and each Person, if any, who controls the Company within the meaning of the Act, against any losses, claims, damages, liabilities or actions (including all costs of defense and investigation and all attorneys' fees), to which the Company or any such director, officer or controlling Person may become subject, under the Act or otherwise, insofar as such losses, claims, damages, liabilities or actions (i) arise out of or are based upon any untrue or alleged untrue statement of any material fact contained, on the effective date thereof, in any registration statement referred to in Paragraph 9 hereof and under which such shares of stock were registered under the Act, and in any preliminary prospectus or final prospectus contained therein, or in any amendment or supplement thereto, or (ii) arise out of or are based upon the omission or the alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading; and will reimburse the Company or any such director, officer or controlling Person for any legal or other expenses reasonably incurred thereby in connection with investigating or defending any such loss, claim, damage, liability or action, in each case to the extent, but only to the extent, that such untrue statement or alleged untrue statement or omission or alleged omission was made in said registration statement, preliminary prospectus, final prospectus or amendment or supplement to any of the foregoing in reliance upon and in conformity with written information furnished by the Distributing Holder and/or controlling Person for use in the preparation thereof.

                 (c) Promptly after receipt by an indemnified party under this Paragraph 11 of notice of the commencement of any action, such indemnified party will, if a claim in respect thereof is to be made against any indemnifying party under this Paragraph 11, notify the indemnifying party of the commencement thereof, but the failure so to notify the indemnifying party will not relieve

                                                             Page 14 of 32 Pages

  CUSIP NO. 14712P104
  -------------------

         it from any liability which it may have to any indemnified party otherwise than under this Paragraph 11.

                 (d) In case any such action is brought against any indemnified party and it notifies an indemnifying party of the commencement thereof, the indemnifying party will be entitled to participate in, and to the extent that it may wish, jointly with any other indemnifying party similarly notified, to assume the defense thereof, with counsel satisfactory to such indemnified party; and after notice from the indemnifying party to the indemnified party that it will assume the defense thereof, with counsel satisfactory to the indemnified party, the indemnifying party will not be liable to such indemnified party under this Paragraph 11 for any legal or other expenses subsequently incurred by such indemnified party in connection with the defense thereof. The indemnified party shall have the right to employ separate counsel in any such action and to participate in the defense thereof, but the fees and expenses of such counsel shall not be at the expense of the indemnifying party if the indemnifying party has assumed the defense of the action with counsel reasonably satisfactory to the indemnified party; provided, however, that the fees and expenses of the indemnified party's counsel shall be at the expense of the indemnifying party if (i) the employment of such counsel has been specifically authorized in writing by the indemnifying party or (ii) the named parties to such action (including any impleaded parties) include both the indemnified party and the indemnifying party and such indemnified party shall have been advised by counsel that there may be one or more legal defenses available to such indemnified party that are not available to the indemnifying party (in which case the indemnifying party shall not have the right to assume the defense of such action on behalf of such indemnified party, it being understood, however, that the indemnifying party shall not, in connection with any one such action or separate but substantially similar or related actions in the same jurisdiction arising out of the same general allegations or circumstances, be liable for the reasonable fees and expenses of more than one separate firm of attorneys for the indemnified party, which firm shall be designated in writing by the indemnified party). The indemnifying party shall not be liable for any settlement of any such action or proceeding effected without its written consent, but if settled with its written consent, or if there be a final judgment for the plaintiff in any such action or proceeding, the indemnifying party agrees to indemnify and hold harmless the indemnified party from and against any loss or liability by reason of such settlement or judgment.

         12. Reservation of Stock Issuable upon Exercise. The Company will at all times reserve and keep available, solely for issuance and delivery upon the exercise of this Warrant, such number of its shares of Common Stock or other securities as shall from time to time be sufficient to effect the exercise of this Warrant. If at any time the number of authorized but unissued shares of Common Stock or other securities shall not be sufficient for such purposes, the Company will take such corporate actions as may, in the opinion of its counsel, be necessary to increase the Company's authorized but unissued shares of Common Stock or other securities to such number of shares as shall be sufficient for such purpose.

         13. Representations and Warranties of the Company. The Company represents and warrants to Holder that (a) it has all requisite corporate power and authority, and has taken all necessary corporate action, to issue and deliver this Warrant, to authorize and reserve for issuance and, upon payment from

                                                             Page 15 of 32 Pages

  CUSIP NO. 14712P104
  -------------------

time to time of the Exercise Price, to issue and deliver the Warrant Securities issuable upon the exercise of this Warrant; (b) the Warrant Securities to be delivered upon exercise of this Warrant, when payment is made therefor in accordance with the terms of this Warrant, will be validly issued, fully paid and nonassessable; (c) the holder of this Warrant shall receive good and marketable title to the Warrant Securities, free and clear of all voting and other trust arrangements, liens, encumbrances, equities and claims whatsoever not created by Holder, and it shall have paid all taxes, if any, in respect to the issuance thereof; and (d) the execution and delivery of this Warrant and the consummation of the transactions herein contemplated will not result in a breach or violation of, or constitute a default or an event permitting acceleration under, any statute, its Articles of Incorporation or bylaws, or any mortgage, lease, indenture or any other agreement, instrument, decree, order, judgment, rule or regulation to which it is subject or a party.

         14. Replacement of Warrant. Upon receipt of evidence reasonably satisfactory to the Company of the loss, theft, destruction or mutilation of this Warrant and, in the case of any such loss, theft or destruction, upon delivery of an indemnity agreement reasonably satisfactory in form and amount to the Company or, in the case of any such mutilation, upon surrender and cancellation of this Warrant, the Company will execute and deliver at its expense, in lieu thereof, a new warrant of like tenor to Holder.

         15. Specific Performance. The Company stipulates that the remedies at law available to the holder of this Warrant in the event of any default or threatened default by it in the performance of or compliance with any of the terms of the Agreement are not and will not be adequate, and that such terms may be specifically enforced by a decree for the specific performance of any agreement contained herein or by an injunction against a violation of any of the terms hereof or otherwise.

         16. Applicable Law. THIS WARRANT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF TEXAS, WITHOUT GIVING EFFECT TO PRINCIPLES OF CHOICE OF LAWS OF SUCH STATE.

         17. Entire Agreement. This Warrant constitutes the entire agreement between the parties with respect to the subject matter hereof and supersedes any and all prior agreements and understandings relating to the subject matter hereof. This Warrant and any of the terms hereof may be changed, waived, discharged or terminated only by an instrument in writing signed by the party against which enforcement of such change, waiver, discharge or termination is sought.

         18. Successors and Assigns. This Warrant shall be binding upon and inure to the benefit of the Company and Holder and their respective successors and permitted assigns; provided, however, nothing herein shall be construed to permit assignment of the Warrant except in accordance with the provisions herein.

         19. Severability. Every provision of this Warrant is intended to be severable. If any term or provision hereof (or portion thereof) is determined to be illegal or unenforceable for any reason whatsoever, such illegality or unenforceability shall not affect any other term or provision (or portion thereof) of this Warrant.

                                                             Page 16 of 32 Pages

  CUSIP NO. 14712P104
  -------------------

         20. Notices. All notices and other communications from the Company to the holder of this Warrant shall be mailed by first class registered or certified mail, postage prepaid, at the following address or at such other address as may have been furnished to the Company in writing by such holder, or, until an address is so furnished, to the address of the last holder of such Warrant who has so furnished an address to the Company:

         If to the Company:

         Casa Ole Restaurants, Inc.
         1135 Edgebrook
         Houston, Texas 77034-1899

         If to Holder:

         Louis P. Neeb
         6914 Hillpark Drive
         Dallas, Texas 75230




         IN WITNESS WHEREOF, this Warrant has been executed on behalf of Casa Ole Restaurants, Inc. by its duly authorized officers as of the date first above written.


                                 CASA OLE RESTAURANTS, INC.


                                 By:     /s/ Patrick A. Morris
                                    ---------------------------------------
                                    Patrick A. Morris, President


         The terms and provisions of the Warrant are accepted and agreed to this 26th day of February, 1996.

                                         /s/ Louis P. Neeb
                                         ----------------------------------
                                         Louis P. Neeb



                                                             Page 17 of 32 Pages

  CUSIP NO. 14712P104
  -------------------

                                  EXHIBIT "I"

                               NOTICE OF EXERCISE
                   (To be executed by Holder to exercise the
                          Warrant in whole or in part)




Casa Ole Restaurants, Inc.
1135 Edgebrook
Houston, Texas  77034-1899

         Re: Warrant to Purchase Common Stock dated _____________, 1996 by and between Casa Ole Restaurants, Inc. and Louis P. Neeb (the "Warrant")

Dear Sir or Madam:

         The undersigned holder irrevocably elects to exercise the Warrant to purchase ___________ shares of Common Stock of Casa Ole Restaurants, Inc. (the "Company") subject to the Warrant, and hereby makes payment of the amount of $_______________ in the manner described below, representing the Exercise Price per share of Common Stock multiplied by the number of shares of Common Stock to be purchased pursuant to this exercise.



                                                   By:
                                                      --------------------------

$                    cash
 -------------------
$                    certified or bank cashier's check
 -------------------
$                    wire transfer
 -------------------
$                    shares of Common Stock of the Company
 -------------------


         The undersigned requests that certificates for such shares of Common Stock be issued as follows:

                 Name:
                          ---------------------------------------------------
                 Address:
                          ---------------------------------------------------

                          ---------------------------------------------------



                                                             Page 18 of 32 Pages

  CUSIP NO. 14712P104
  -------------------



and if the exercise shall not be for all of the shares of Common Stock evidenced by the Warrant, that a new warrant for the balance of the shares and upon the same terms and conditions be registered in the name of, and delivered to, the undersigned at Holder's address as set forth below:

           ___________________________________________
           ___________________________________________



                                        By:___________________________________

                                        Date:_________________________________



                                                             Page 19 of 32 Pages

  CUSIP NO. 14712P104
  -------------------


                                   EXHIBIT 2




                              WARRANT TO PURCHASE

                                COMMON STOCK OF

                           CASA OLE RESTAURANTS, INC.



                               __________________



                           Dated:  February 26, 1996


 ___________________________________________________________________________



NEITHER THE SECURITIES REPRESENTED BY THIS WARRANT NOR THE SECURITIES ISSUABLE UPON EXERCISE HEREOF HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR THE SECURITIES LAWS OF ANY STATE; THEREFORE, THIS WARRANT AND THE SECURITIES ISSUABLE UPON EXERCISE HEREOF, IF ANY, MAY NOT BE SOLD OR TRANSFERRED EXCEPT UPON SUCH REGISTRATION OR UPON DELIVERY TO THE CORPORATION OF AN OPINION OF COUNSEL OR OTHER EVIDENCE SATISFACTORY TO THE CORPORATION THAT REGISTRATION IS NOT REQUIRED FOR SUCH SALE OR TRANSFER.




                                                             Page 20 of 32 Pages

  CUSIP NO. 14712P104
  -------------------



Void after 5:00 P.M., Houston, Texas Time, on the tenth (10th) anniversary of the Initial Public Offering, as defined herein.


                                                   Warrant to Purchase
                                                   196,602 Shares of
                                                   Common Stock, Subject to
                                                   Adjustment as herein provided



                        WARRANT TO PURCHASE COMMON STOCK

                           CASA OLE RESTAURANTS, INC.

                  Dated as of the 26th day of February, 1996.


         WHEREAS, LOUIS P. NEEB desires to acquire for investment purposes this Warrant to Purchase Common Stock providing for the acquisition of 196,602 shares of Common Stock, subject to adjustment as provided herein;

         WHEREAS, LOUIS P. NEEB has tendered the sum of $19,660.20 as the purchase price for this Warrant to Purchase Common Stock, and LARRY N. FOREHAND has accepted the purchase price and does hereby tender this Warrant to Purchase Common Stock to LOUIS P. NEEB;

         NOW, THEREFORE, for and in consideration of past service and of the mutual covenants, representations, warranties and agreements contained herein, this is to certify that:

         1. LOUIS P. NEEB or his permitted and registered assigns ("Holder"), is entitled to purchase from time to time, subject to the provisions and conditions herein, from the undersigned LARRY N. FOREHAND ("Grantor"), not later than the termination of the Exercise Period of this Warrant to Purchase Common Stock (this "Warrant") as set forth in Paragraph 4 below, an aggregate of ONE HUNDRED NINETY THOUSAND SIX HUNDRED TWO (196,602) shares of common stock, $.01 par value per share, of CASA OLE RESTAURANTS, INC., a Texas corporation (the "Company") (the "Common Stock"), at the Exercise Price per share set forth in Paragraph 2(c) herein, and upon such purchase to receive a certificate or certificates representing such shares of Common Stock. The number of shares of Common Stock to be received upon the exercise of this Warrant may be adjusted from time to time as hereinafter set forth.

         2. Defined Terms. As used in this Warrant, the following capitalized terms shall have the meanings respectively assigned to them below, which meanings shall be applicable equally to the singular and plural forms of the terms so defined.


                                                             Page 21 of 32 Pages

  CUSIP NO. 14712P104
  -------------------

                 (a) "Business Day" shall mean any day except a Saturday, Sunday or other day on which commercial banks in the State of Texas are authorized or required by law to close.

                 (b) "Exercise Period" means the period commencing on the second anniversary of the Initial Public Offering and terminating at 5:00 p.m., Houston, Texas time, on the tenth (10th) anniversary of the Initial Public Offering or, in the event that the tenth anniversary of the Initial Public Offering is not a Business Day, the Business Day next following.

                 (c) "Exercise Price" shall mean the price at which shares of Common Stock of this Company are offered to the public in the Company's Initial Public Offering less the amount paid for the warrant ($.10 per share).

                 (d) "Fair Market Value per Share" as of any date shall mean, for shares of Common Stock, the closing price of such Common Stock on such date (or if there are no sales on such date, on the next preceding Business Day on which there were sales), as reported on the New York Stock Exchange Composite Tape, or if such Common Stock is not listed or admitted to trading on the New York Stock Exchange, as reported on the principal consolidated transaction reporting system for the principal national securities exchange on which the Common Stock is listed or admitted to trading, or if such Common Stock is not listed or admitted to trading on any national securities exchange, the closing price of such Common Stock as reported on the National Market System of the National Association of Securities Dealers, Inc. Automated Quotation System ("NASDAQ"), or if such Common Stock is not listed or admitted to trading on the NASDAQ National Market System, the last quoted sales price or, if not so quoted, the average of the high bid and low asked prices in the over-the-counter market, as reported by the NASDAQ System or such other system then in use, or if such Common Stock is not reported on any such system and is not listed or admitted to trading on any national securities exchange, the average of the closing bid and asked prices as furnished by a professional market maker making a market in such Common Stock selected by the Board of Directors of the Company.

                 (e) "Holder" shall mean the Person(s) then registered as the owner of the Warrant or Warrant Securities, as the case may be, on the books and records of the Company.

                 (f) "Initial Public Offering" shall mean the Company's initial public offering of one million seven hundred thousand (1,700,000) shares of its Common Stock pursuant to its Form S-1 Registration Statement (Registration Number 333-1678) filed with the Securities and Exchange Commission (the "Commission"), which Initial Public Offering shall be deemed to commence on the date that the Company's Form S-1 Registration Statement is declared effective by the Commission.

                 (g) "Person" shall mean any natural person, corporation, limited partnership, limited liability company, general partnership, joint venture, association, company, or other organization, whether or not a legal entity, and any government agency or political subdivision thereof.



                                                             Page 22 of 32 Pages

  CUSIP NO. 14712P104
  -------------------


                 (h) "Warrant Securities" shall mean the shares of Common Stock (or other securities) of the Company purchasable or purchased from time to time under this Warrant or acquired upon any transfer of any such shares, together with all additional securities received in payment of dividends or distributions on or splits of those securities or received as a result of the adjustments provided for in Paragraph 6 hereof.

         3. Exercise of Warrant. Subject to and in accordance with the provisions and conditions hereof, this Warrant may be exercised from time to time in whole or in part during the term of this Warrant as set forth in Paragraph 5 hereof.

         4. Term of Warrant. The term of this Warrant shall commence on the date hereof and shall expire on the exercise in full of this Warrant by Holder or at 5:00 p.m. Houston, Texas time on the termination of the Exercise Period.

         5. Manner of Exercise. Not earlier than the second anniversary of the commencement of the Initial Public Offering, Holder may exercise this Warrant in whole or in part in accordance with the terms hereof by mailing or personally delivering to Grantor (i) this Warrant, (ii) a Notice of Exercise in the form of Exhibit I hereto duly executed by Holder and (iii) payment of the Exercise Price per share, such payment to be in the form of cash, a certified or official bank check made payable to Grantor, or a wire transfer of funds to an account designated by Grantor, or any combination of the foregoing, together with all federal and state excise taxes applicable upon such exercise. Upon receipt by Grantor of this Warrant, the Notice of Exercise and such payment, this Warrant shall be deemed to have been exercised with respect to the number of shares of Common Stock subject to such exercise and specified in the Notice of Exercise, and Holder shall thereupon become the holder of record of the shares of Common Stock issuable upon such exercise, notwithstanding the fact that the stock transfer books of the Company may then be closed or that certificates representing such shares of Common Stock shall not then be actually delivered to Holder. As soon as practicable after any exercise, in whole or in part, of the Warrant, and in any event within ten (10) Business Days thereafter, Grantor will deliver to Holder a stock certificate or certificates representing the shares of Common Stock so purchased, with such certificate or certificates to be in such name(s) and such denominations as Holder may specify in the Notice of Exercise. If this Warrant is exercised for less than all of the shares of Common Stock subject hereto, Grantor shall, upon such exercise and surrender of this Warrant for cancellation, promptly execute and deliver to Holder a new Warrant of like tenor evidencing the right of Holder to purchase the balance of shares of Common Stock purchasable hereunder.

         6. Adjustment Provisions. (a) If the Company shall, during the term hereof, (i) declare a dividend and make a distribution on the Common Stock payable in shares of Common Stock, (ii) subdivide or combine its outstanding shares of Common Stock, (iii) change the number of shares of Common Stock issuable upon exercise of this Warrant by reclassification, exchange or substitution, or (iv) reorganize the capital structure of the Company by merger, reorganization, consolidation or sale of assets, then this Warrant shall, after the happening of any such event, evidence the right to purchase the number of shares of Common Stock or other securities that would have been received as a result of that change with respect to the shares of Common Stock as if such shares had been purchased under this Warrant immediately before occurrence of such event. Such adjustment shall be made successively



                                                             Page 23 of 32 Pages

  CUSIP NO. 14712P104
  -------------------


whenever any event listed above shall occur. Any adjustment under this subparagraph (a) shall become effective at the close of business on the date any such event occurs.

                 (b) Notice of Adjustment. Grantor shall give notice of each adjustment or readjustment of the number of shares of Common Stock or other securities issuable upon exercise of this Warrant to holder or of the Exercise Price per share at the address set forth in Paragraph 20 hereof.

         7. Fractional Shares. No fractional shares or scrip representing fractional shares of Common Stock shall be issued in connection with the exercise of this Warrant, but Grantor shall pay, in lieu of any fractional share, a cash payment on the basis of the Fair Value Per Share of the Common Stock to be acquired pursuant to such exercise for such fractional share.

         8.      Registration Rights.

                 (a) If at any time during the term of the Exercise Period of this Warrant the Company shall propose to file a registration statement pursuant to the Securities Act of 1933, as amended (the "Act"), for the purpose of registering shares of the Company's Common Stock to be sold for cash in an underwritten public offering, not less than thirty (30) days prior to the proposed filing date of such registration statement the Company shall give notice in writing to Holder of its intent to file the proposed registration statement and the number of shares of Common Stock it intends to register. Holder shall have the right to request in writing within twenty (20) days of the receipt thereby of such notice that the Company include in such registration any of the Warrant Securities that Holder may have acquired pursuant to exercise of this Warrant. If the total amount of securities, including Warrant Securities, requested to be included in an offering by the holders of any class of outstanding securities of the Company exceeds the amount of securities that the managing underwriter reasonably and in writing determines to be compatible with the success of the offering, then the Company shall be required to include in the offering only that number of such securities, including Warrant Securities, which the managing underwriter reasonably determines will not jeopardize the success of the offering (the securities so included to be apportioned pro rata among the selling shareholders according to the total amount of securities entitled to be included therein owned by each selling shareholder or in such other proportions as shall mutually be agreed to by such selling shareholders). Holder agrees that in the event that Holder's Warrant Securities are to be included in the registration statement, Holder will cooperate with the Company in the preparation and filing of any such registration statement. All expenses, disbursements and fees, except fees of any counsel hired by Holder, incurred in connection with the registration by the Company of any shares of Warrant Securities for any such Person under this Paragraph 8(a) shall be borne by the Company.

                 (b) In the event of the preparation and filing of a registration statement as provided in this Paragraph 8, the Company's obligations to use its best efforts to effect the registration of shares for Holder shall include such qualification under applicable blue sky or other state securities laws as may be requested by Holder.


                                                             Page 24 of 32 Pages

  CUSIP NO. 14712P104
  -------------------

                 (c) In connection with any registration under the Act pursuant to this Agreement: (i) the Company will furnish Holder with a copy of the registration statement and all amendments thereto and will supply Holder with copies of any prospectus included therein (and, if necessary, with copies of a prospectus meeting the requirements of
         Section 10(a)(3) of the Act; provided, however, that no such prospectus need be supplied more than nine (9) months after the effective date of such registration statement) in such quantities as may be necessary for the purposes of such proposed sale or distribution; and (ii) each Holder will be required to enter into an underwriting agreement, in usual and customary form, with the underwriters of such offering.

                 (d) Nothing in this Paragraph 8 shall be deemed to (i) require the Company to proceed with any registration of its securities after giving the notice herein provided; or (ii) provide Holder with any right to participate in the selection of the managing underwriter(s) for such offering.

         9. Restrictions on Transfer. Holder represents and warrants that this Warrant is being purchased for Holder's investment account without a view towards the resale or distribution thereof in violation of applicable securities laws. It is understood that in case of subsequent sale of such Warrant under certain circumstances, such sale might be deemed to constitute a public distribution within the meaning of, and require registration under, the provisions of the Act.

                 (a) Holder agrees that prior to making any disposition of this Warrant, Holder will give written notice to Grantor and the Company describing briefly the manner of any such proposed disposition and will not make any such disposition until Grantor has notified Holder in writing that each of the Company and Grantor has consented to the disposition, and (i) Holder has furnished Grantor with an opinion of counsel satisfactory to Grantor addressed to Holder and Grantor to the effect that the proposed transfer, sale or assignment is exempt from registration under the Act and state securities laws, or (ii) a registration statement covering the Warrant Securities issuable under this Warrant has been filed by the Company and declared effective by the Commission.

                 (b) Holder acknowledges and agrees that unless the Warrant Securities are registered under the Act, such Warrant Securities shall be "restricted securities" for purposes of Rule 144 under the Act. Holder shall, prior to any transfer or disposition or attempted transfer or disposition of such Warrant Securities give written notice to Grantor of Holder's intention to effect such transfer or disposition and shall deliver to Grantor an opinion of legal counsel (reasonably suitable to Grantor) that the proposed transfer or disposition of the Warrant Securities may be effected without registration thereof under the Act and without taking any similar action under any other applicable securities laws, in which case Holder shall be entitled to transfer or dispose of the Warrant Securities in accordance with the terms of the notice delivered by such Holder to the Company. Until such Warrant Securities are registered under the Act pursuant to Paragraph 8 hereof, each certificate evidencing the Warrant Securities so transferred or disposed of (and each certificate evidencing any untransferred Warrant Securities) shall bear the following restrictive legend unless in the opinion of Company counsel such legend is not required:


                                                             Page 25 of 32 Pages

  CUSIP NO. 14712P104
  -------------------

                 "The shares represented by this certificate have not been registered under the Securities Act of 1933 (the "Act") or any state securities laws. These shares may not be offered for sale, sold or otherwise transferred except pursuant to an effective registration statement under the Act or pursuant to an exemption from such registration."

                 (c) Until this Warrant is transferred on the books of the Company, the Company may treat the registered holder thereof as the absolute owner thereof for all purposes, notwithstanding any notice to the contrary.

                 (d) In connection with any registration of shares of stock, pursuant to this Paragraph 9, Holder shall furnish the Company with such information concerning it and the proposed sale or distribution as shall, in the opinion of counsel for the Company, be required for use in the preparation of a registration statement.

         10.     Indemnification.

                 (a) If Holder shall acquire Warrant Securities (in such event, being hereinafter referred to as the "Distributing Holder"), the Company will indemnify and hold harmless the Distributing Holder and each Person, if any, who controls the Distributing Holder within the meaning of the Act against any losses, claims, damages, liabilities or actions, joint or several (including all costs of defense and investigation and all attorneys' fees), to which the Distributing Holder or such controlling Person may become subject, under the Act or otherwise, insofar as such losses, claims, damages, liabilities or actions (i) arise out of or are based upon any untrue statement or alleged untrue statement of any material fact contained, on the effective date thereof, in any registration statement referred to in Paragraph 8 hereof and under which such shares of stock were registered under the Act, and in any preliminary prospectus or final prospectus contained therein, or in any amendment or supplement thereto, or (ii) arise out of or are based upon the omission or alleged omission to state in any such document a material fact required to be stated therein or necessary to make the statements in any such document not misleading; and will reimburse the Distributing Holder and each such controlling Person for any legal or other expenses reasonably incurred by the Distributing Holder or such controlling Person in connection with investigating or defending any such loss, claim, damage, liability or action; provided, however, that the Company will not be liable in any such case to the extent that any such loss, claim, damage, liability or action arises out of or is based upon an untrue statement or omission made in said registration statement, preliminary prospectus, final prospectus or amendment or supplement to any of the foregoing in reliance upon and in conformity with written information furnished by the Distributing Holder and/or controlling Person for use in the preparation thereof.

                 (b) The Distributing Holder will indemnify and hold harmless the Company, each of its directors, each of its officers who signed said registration statement and each Person, if any, who controls the Company within the meaning of the Act, against any losses, claims, damages, liabilities or actions (including all costs of defense and investigation and all attorneys' fees), to which the Company or any such director, officer or controlling Person may become subject,


                                                             Page 26 of 32 Pages

  CUSIP NO. 14712P104
  -------------------

         under the Act or otherwise, insofar as such losses, claims, damages, liabilities or actions (i) arise out of or are based upon any untrue or alleged untrue statement of any material fact contained, on the effective date thereof, in any registration statement referred to in Paragraph 8 hereof and under which such shares of stock were registered under the Act, and in any preliminary prospectus or final prospectus contained therein, or in any amendment or supplement thereto, or (ii) arise out of or are based upon the omission or the alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading; and will reimburse the Company or any such director, officer or controlling Person for any legal or other expenses reasonably incurred thereby in connection with investigating or defending any such loss, claim, damage, liability or action, in each case to the extent, but only to the extent, that such untrue statement or alleged untrue statement or omission or alleged omission was made in said registration statement, preliminary prospectus, final prospectus or amendment or supplement to any of the foregoing in reliance upon and in conformity with written information furnished by the Distributing Holder and/or controlling Person for use in the preparation thereof.

                 (c) Promptly after receipt by an indemnified party under this Paragraph 10 of notice of the commencement of any action, such indemnified party will, if a claim in respect thereof is to be made against any indemnifying party under this Paragraph 10, notify the indemnifying party of the commencement thereof, but the failure so to notify the indemnifying party will not relieve it from any liability which it may have to any indemnified party otherwise than under this Paragraph 10.

                 (d) In case any such action is brought against any indemnified party and it notifies an indemnifying party of the commencement thereof, the indemnifying party will be entitled to participate in, and to the extent that it may wish, jointly with any other indemnifying party similarly notified, to assume the defense thereof, with counsel satisfactory to such indemnified party; and after notice from the indemnifying party to the indemnified party that it will assume the defense thereof, with counsel satisfactory to the indemnified party, the indemnifying party will not be liable to such indemnified party under this Paragraph 10 for any legal or other expenses subsequently incurred by such indemnified party in connection with the defense thereof. The indemnified party shall have the right to employ separate counsel in any such action and to participate in the defense thereof, but the fees and expenses of such counsel shall not be at the expense of the indemnifying party if the indemnifying party has assumed the defense of the action with counsel reasonably satisfactory to the indemnified party; provided, however, that the fees and expenses of the indemnified party's counsel shall be at the expense of the indemnifying party if (i) the employment of such counsel has been specifically authorized in writing by the indemnifying party or (ii) the named parties to such action (including any impleaded parties) include both the indemnified party and the indemnifying party and such indemnified party shall have been advised by counsel that there may be one or more legal defenses available to such indemnified party that are not available to the indemnifying party (in which case the indemnifying party shall not have the right to assume the defense of such action on behalf of such indemnified party, it being understood, however, that the indemnifying party shall not, in connection with any one such action or separate but substantially similar or related actions in the same jurisdiction arising out of the same general allegations or circumstances, be liable for the


                                                             Page 27 of 32 Pages

  CUSIP NO. 14712P104
  -------------------

         reasonable fees and expenses of more than one separate firm of attorneys for the indemnified party, which firm shall be designated in writing by the indemnified party). The indemnifying party shall not be liable for any settlement of any such action or proceeding effected without its written consent, but if settled with its written consent, or if there be a final judgment for the plaintiff in any such action or proceeding, the indemnifying party agrees to indemnify and hold harmless the indemnified party from and against any loss or liability by reason of such settlement or judgment.

         11. Stock to be Delivered upon Exercise. Grantor will at all times keep available through the term of the Exercise Period, solely for delivery upon the exercise of this Warrant, such number of the shares of Common Stock or other securities as shall from time to time be sufficient to effect the exercise of this Warrant.

         12. Representations and Warranties of the Company. Grantor represents and warrants to Holder that (a) he has all requisite power and authority, and has taken all necessary action, to issue and deliver this Warrant and, upon payment from time to time of the Exercise Price, to deliver the Warrant Securities upon the exercise of this Warrant; (b) the Warrant Securities to be delivered upon exercise of this Warrant, when payment is made therefor in accordance with the terms of this Warrant, will be fully paid and nonassessable; (c) the holder of this Warrant shall receive good and marketable title to the Warrant Securities, free and clear of all voting and other trust arrangements, liens, encumbrances, equities and claims whatsoever not created by Holder; and (d) the execution and delivery of this Warrant and the consummation of the transactions herein contemplated will not result in a breach or violation of, or constitute a default or an event permitting acceleration under, any statute, or any mortgage, lease, indenture or any other agreement, instrument, decree, order, judgment, rule or regulation to which Grantor is subject or a party.

         13. Replacement of Warrant. Upon receipt of evidence reasonably satisfactory to Grantor of the loss, theft, destruction or mutilation of this Warrant and, in the case of any such loss, theft or destruction, upon delivery of an indemnity agreement reasonably satisfactory in form and amount to Grantor or, in the case of any such mutilation, upon surrender and cancellation of this Warrant, Grantor will execute and deliver, in lieu thereof, a new warrant of like tenor to Holder.

         14. Specific Performance. Grantor stipulates that the remedies at law available to the holder of this Warrant in the event of any default or threatened default by it in the performance of or compliance with any of the terms of the Agreement are not and will not be adequate, and that such terms may be specifically enforced by a decree for the specific performance of any agreement contained herein or by an injunction against a violation of any of the terms hereof or otherwise.

         15. Applicable Law. THIS WARRANT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF TEXAS, WITHOUT GIVING EFFECT TO PRINCIPLES OF CHOICE OF LAWS OF SUCH STATE.

         16. Entire Agreement. This Warrant constitutes the entire agreement between the parties with respect to the subject matter hereof and supersedes any and all prior agreements and understandings


                                                             Page 28 of 32 Pages

  CUSIP NO. 14712P104
  -------------------

relating to the subject matter hereof. This Warrant and any of the terms hereof may be changed, waived, discharged or terminated only by an instrument in writing signed by the party against which enforcement of such change, waiver, discharge or termination is sought.

         17. Successors and Assigns. This Warrant shall be binding upon and inure to the benefit of Grantor, the Company (solely with respect to the provisions of Paragraphs 8 and 10 hereof) and Holder and their respective successors and permitted assigns; provided, however, nothing herein shall be construed to permit assignment of the Warrant except in accordance with the provisions herein.

         18. Severability. Every provision of this Warrant is intended to be severable. If any term or provision hereof (or portion thereof) is determined to be illegal or unenforceable for any reason whatsoever, such illegality or unenforceability shall not affect any other term or provision (or portion thereof) of this Warrant.

         19. Notices. All notices and other communications from Grantor to the holder of this Warrant shall be mailed by first class registered or certified mail, postage prepaid, at the following address or at such other address as may have been furnished to Grantor in writing by such holder, or, until an address is so furnished, to the address of the last holder of such Warrant who has so furnished an address to Grantor:

         If to Grantor:

         Larry N. Forehand
         Casa Ole Restaurants, Inc.
         1135 Edgebrook
         Houston, Texas 77034-1899

         If to Holder:

         Louis P. Neeb
         6914 Hillpark Drive
         Dallas, Texas 75230


         IN WITNESS WHEREOF, this Warrant has been executed by LARRY N. FOREHAND as of the date first above written.


                                    GRANTOR:


                                    /s/ Larry N. Forehand
                                    ----------------------------------
                                    Larry N. Forehand



                                                             Page 29 of 32 Pages

  CUSIP NO. 14712P104
  -------------------

         IN WITNESS WHEREOF, this Warrant has been executed by CASA OLE RESTAURANTS, INC., by its duly authorized officers as of the date first above written.


                                   CASA OLE RESTAURANTS, INC. (solely
                                   with respect to Paragraphs 8 and 10 hereof)


                                   By:      /s/ Stacy M. Riffe
                                       ---------------------------------------
                                   Printed Name: Stacy M. Riffe
                                   Title: Vice President



         The terms and provisions of the Warrant are accepted and agreed to by the undersigned this 26th day of February, 1996.


                                           By:     /s/ Louis P. Neeb
                                               -------------------------------
                                           Printed Name: Louis P. Neeb
                                           Title: Individually




                                                             Page 30 of 32 Pages

  CUSIP NO. 14712P104
  -------------------


                                  EXHIBIT "I"

                               NOTICE OF EXERCISE
                   (To be executed by Holder to exercise the
                          Warrant in whole or in part)




Casa Ole Restaurants, Inc.
1135 Edgebrook
Houston, Texas  77034-1899

         Re: Warrant to Purchase Common Stock dated __________ ___, 1996 by and between Larry N. Forehand and Louis P. Neeb (the "Warrant")

Dear Sir or Madam:

         The undersigned holder irrevocably elects to exercise the Warrant of Larry N. Forehand to purchase ___________ shares of Common Stock of Casa Ole Restaurants, Inc. (the "Company") subject to the Warrant, and hereby makes payment of the amount of $________________ in the manner described below, representing the Exercise Price per share of Common Stock multiplied by the number of shares of Common Stock to be purchased pursuant to this exercise.


                                            By:
                                               -------------------------------

$                    cash
 -------------------
$                    certified or bank cashier's check
 -------------------
$                    wire transfer
 -------------------


         The undersigned requests that certificates for such shares of Common Stock be issued as follows:

                 Name:
                          ---------------------------------------------------
                 Address:
                          ---------------------------------------------------

                          ---------------------------------------------------


                                                             Page 31 of 32 Pages

  CUSIP NO. 14712P104
  -------------------


and if the exercise shall not be for all of the shares of Common Stock evidenced by the Warrant, that a new warrant for the balance of the shares and upon the same terms and conditions be registered in the name of, and delivered to, the undersigned at Holder's address as set forth below:

          ___________________________________________
          ___________________________________________



                                          By:__________________________________

                                          Date:________________________________



                                                             Page 32 of 32 Pages